Exhibit 99.2

2016-02-29

PRESS RELEASE

Oasmia Pharmaceutical Reissues Executive Summary

Uppsala, February 29, 2016 – On Friday, February 26, 2016, Oasmia Pharmaceutical AB (“Oasmia”) inadvertently filed an incorrect version of its Executive Summary with the Securities Exchange Commission (“SEC”) on a Form 6-K that must be amended and restated. The version of the Executive Summary misstated certain figures and therefore should not be relied upon. The correct version of the Executive Summary will be filed with the SEC on an amendment to the Form 6-K in conjunction with the issuance of this press release. Oasmia strives to maintain full transparency with its shareholders as well as regulatory bodies and will continue to do so.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OASM.US).

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund

Founder

FischTank

Tel: +1 (646) 699 1414

E-mail: eric@fischtankpr.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia